Exhibit 99.1

Genetic Technologies Limited www.gtglabs.com info@gtglabs.com ABN 17 009 212 328 60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000 ASX Market Announcement Market update on sales, early test results and launch of Consumer Initiated Testing (“CIT”) Melbourne, Australia, 1 April 2020: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”), provides the following update to the market. Breast Cancer and Colorectal Cancer tests commissioned, and sales commenced First Quarter 2020 with over 100 test kits distributed. Early data generated from tests identified a number of high-risk individuals leading to personalised care plans designed for early detection Consumer Initiated Testing (CIT) via online and telemedicine to achieve mass market penetration and conserve scarce practitioner resources and implements social distancing Colorectal test sales commence As announced to the market on 31 January 2020, the Company has fully commissioned its Australian Laboratory for the provisioning of its generation 3 breast cancer test (GeneType for Breast Cancer), with sales having commenced during the quarter. We are pleased to report that this is now accompanied by the first-to-market GeneType for Colorectal Cancer test with sales also having now commenced. Medical practitioner support Both tests have been well received by medical practitioners, with over 15 clinics in Australia having agreed to offer the GeneType portfolio of tests. Overall, in excess of 100 test kits having been requested and approximately half of those samples have been received into the Melbourne laboratory during the first 4 weeks on market. High risk breast cancer patients detected An interim analysis of those patients who received the GeneType for Breast Cancer test in Australia has revealed that 4 patients have already been identified as potentially being at high risk of developing breast cancer. It is highly significant that these patients were not eligible for hereditary mutation testing and would not have been identified as high risk during routine health checks. Clinical utility and reimbursement initiatives Genetic Technologies continues to progress its in-house R&D program in support of the tests. Data derived from large scale cohort studies, have confirmed that both the discrimination and calibration of both GeneType tests are excellent and set the stage for progressing our plans to develop clinical utility evidence in support of our reimbursement strategy. Genetic Technologies Limited www.gtglabs.com info@gtglabs.com ABN 17 009 212 328

Clinical utility studies have been designed to support both the breast and colorectal cancer tests and the Company is currently engaging with potential clinical collaborators to complete these studies at the earliest opportunity. As alluded to above, the evidence is building that the GeneType tests have the potential to personalise individual screening recommendations. Tele-health and Consumer Initiated testing to relieve practitioner stress and opens access to Mass consumer markets Notwithstanding the above, the Company is taking an aggressive and pro-active response to the current CoVid-19 pandemic. In light of world-wide recommendations on social distancing, which is impacting on our ability to fully engage with physicians, we have brought forward our plans to introduce a Consumer Initiated Testing (CIT) Platform. The Company is in the final stages of choosing an independent provider network who will oversee patient ordering of the consumer-initiated testing (CIT) pipeline. This sales pipeline deviates from a traditional sales approach that targets clinicians and instead allows patients to request a test directly, with clinician oversight of the testing process through an independent provider network and telemedicine. When a consumer is interested in purchasing a GeneType product, a clinician from this independent network will review the patient health history before confirming whether or not the patient may proceed with testing. The independent clinician will then order the test for the patient and will also review the final test results prior to delivering them back to the patient In an age where primary care clinicians are overburdened by large patient volume and thus restricted to short clinical visits, certain disease risk assessments are often overlooked, particularly if the patient is asymptomatic, or visually “healthy.” The current push to adopt telemedicine as recently announced by Australia’s minister for Health Minister Greg Hunt is exactly on point with GTG’s CIT platform strategy and has been in development by GTG over the past 3 months. Personalised proactive approach to health Understanding a patient’s risk of developing disease can lead to earlier screening, more frequent and alternative surveillance methods, options for risk-reducing medications, and at the very least, some suggested lifestyle changes. However, in order to be proactive about screening and prevention measures, patients and physicians alike, must understand the patient’s risk of developing disease. By allowing our Genetype risk assessment product lines to be requested via CIT, we are enabling a patient to take a proactive approach to his/her healthcare. Dr George Muchnicki Acting CEO and Justyn Stedwell Company Secretary On behalf of the Board of Directors Genetic Technologies Limited +61 3 9412 7000 Genetic Technologies Limited www.gtglabs.com info@gtglabs.com ABN 17 009 212 328 60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

Investor Relations and Media (US)

Mr Dave Gentry
RedChip
Office: 1 800 RED CHIP (733 2447)
Cell: 407 491 4498
dave@redchip.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company's lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class.

Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Genetic Technologies Limited
www.gtglabs.com
info@gtglabs.com
ABN 17 009 212 328

60-66 Hanover Street
Fitzroy Victoria 3065
Australia
+61 3 8412 7000